

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Rick Danis
General Counsel
Rigetti Computing, Inc.
775 Heinz Avenue
Berkeley, CA 94710

> **Re: Rigetti Computing, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2023**
> **File No. 333-275988**

Dear Rick Danis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino at 202-551-3456 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rupa Briggs